August 24, 2012

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc, J.P. Morgan Private Investments, Inc., and JPMorgan Funds Management, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate indicated on Schedule A on an annualized basis of the Fund’s net assets as of the end of each month . This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, brokerage commissions, taxes, expenses related to litigation and potential litigation, any performance allocation, extraordinary expenses not incurred in the ordinary course of the Fund’s business and expenses related to the J.P. Morgan Funds’ Board of Trustees deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing their registration statements on Form N-2 and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc.		J.P. Morgan Private Investments
	/s/ Patricia A. Maleski	/s/ Kenneth Louie
By:	Patricia A. Maleski Managing Director	By:	Kenneth Louie Executive Director

Accepted by: J.P. Morgan Access Multi-Strategy Fund, L.L.C.
/s/ Timothy Stewart
By:	Timothy Stewart Treasurer

SCHEDULE A

Fund Name	Expense Cap	Expense Cap Period End
J.P. Morgan Access Multi-Strategy Fund, L.L.C.	1.92%	March 31, 2014